EXHIBIT (12)


                         ROHM AND HAAS COMPANY
                           AND SUBSIDIARIES


           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                              YEAR ENDED DECEMBER 31,
                                         1998   1997   1996   1995   1994
                                         --------------------------------
                                               (millions of dollars)
Earnings before income taxes ..........  $680   $611   $530   $441   $407
Fixed charges .........................    64     71     75     84     82
Capitalized interest adjustment .......     5      3     (1)    (5)    (2)
Undistributed earnings adjustment .....     1    (11)    12     (3)    (2)
                                         ----   ----   ----   ----   ----
  Earnings ............................  $750   $674   $616   $517   $485
                                         ====   ====   ====   ====   ====
Ratio of earnings to fixed charges ....  11.7    9.5    8.2    6.2    5.9
                                         ====   ====   ====   ====   ====


Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.